Free Writing Prospectus to Prospectus dated August 11, 2015 Filed Pursuant to Rule 433 Registration Statement No. 333-205174

Be a Part of Oregon's Wine Future!

(At this time, this offering has been registered for sale to Oregon and Washington residents only.)

Join us in building world class by-appointment wineries!





Bring your Shovels!

You are invited to the Groundbreaking Celebration for our new Elton Winery on Sunday, September 27th at 1:30 pm at the future winery site.

We are asking our Founders to bring their shovels (and their families) for the historic group photograph and plant a Pinot Noir vine in the vineyard!

We are hoping as many of our Founders and those joining us as owners before or at the Groundbreaking will participate in this most unique winery beginning and vineyard planting.

Please fax, email, mail or bring your subscription form with you.


154
153
McMinnville
Dayton
154
Amity
221
Parking
Elton Vineyard
Ingram Lane NW
153
Hopewell
Oak Rd NW
Hopewell Rd NW
221
West Salem

Stock price goes up to $4.25 per share on October 1. Your investment at $4.15 must be received by the winery or postmarked on or before September 30th.

Act now to purchase

Preferred Stock at an offering price of $4.15 per share earning a 5.3% annual dividend. The maximum purchase per subscription is 1,205 shares ($5,000.75), the minimum 300 shares ($1,245). Share price will increase to $4.25 after September 30, 2015 (5.2% div.).

To obtain more information regarding the winery and an investment, please visit **www.wvv.com/ownership** or call 503-588-9463.

Jim Bernau, Founder/CEO • Willamette Valley Vineyards
8800 Enchanted Way SE • Turner, OR 97392
503-588-9463 • stock.offering@wvv.com

Wine Spectator

Focused on Oregon's Great Wine Terroirs

Willamette Valley Vineyard staffers plan to start several single-vineyard wineries



From left to right: Isabelle Meunier, Consulting Winemaker with Christine Collier, Winery Director, Jim Bernau, Founder of WVV, Jan Green, Development Director and Dick and Betty O'Brien, Founders of Elton Vineyard

Harvey Steiman • *Posted: May 22, 2015*

Some big names in Oregon wine are launching an ambitious project, hoping to draw attention to some of the state's top vineyards. Oregon Estate Vineyards, established by Willamette Valley Vineyards founder Jim Bernau and wine director Christine Collier, aims to establish small estate wineries at highly regarded Oregon sites.

Their first effort will center on Elton Vineyard, a 60-acre site owned by Dick and Betty O'Brien in Oregon's Eola-Amity Hills. Bernau's company has farmed the site under a long-term lease since 2007. Isabelle Meunier, who left Evening Land Vineyards last year, will make Elton's estate Pinot Noir and Chardonnay starting this year. Elton is among several vineyards she contracted with for her inaugural 2014 vintage at her new label Lavinea. The wines for both projects will be made at Carlton Winemakers Studio until a winery can be built at Elton.

"While the vineyard name has been listed on a number of Oregon's highest-rated wines, this will be the first time Elton will take center stage on the label," said Meunier. "I am excited at exploring the many facets of this great vineyard site." She has her eye on one portion of the vineyard that has some of the oldest remaining own-rooted Pommard Clone Pinot Noir vines in Oregon.

Other Oregon Estate wineries will operate independently of Willamette Valley Vineyards with separate winemaking teams.The next winery in the works, a Willamette Valley Vineyards representative revealed, is a new 42-acre site in SeVein, a sprawling project on the Oregon side of Walla Walla Valley. Pepper Bridge, L'Ecole No. 41 and Figgins Family have already established vineyards there, and former NFL quarterback Drew Bledsoe owns two sites and is building a winery for his Doubleback label.

Pambrun Vineyard is named for Bernau's ancestor, Pierre Pambrun, a Walla Walla pioneer. The site will be planted to Cabernet Sauvignon and other Bordeaux varieties next spring. Pambrun will be sourcing fruit from other sites for the 2015 vintage.

(End of Wine Spectator Article)

Walla Walla AVA Produces Exceptional Cabernet Sauvignon



Together we will plant a vineyard alongside those Cabernet Sauvignon visionaries at SeVein. Located on the Oregon side of the Walla Walla Valley, SeVein is a collection of some of the highest quality vineyard land in the world anchored by the renowned Seven Hills Vineyard. A by-appointment-only tasting room and winery is planned for the vineyard with views overlooking the Walla Walla Valley and Blue Mountains.

Willamette Valley Vineyards has collaboratively grown through the support and ownership of wine enthusiasts.



Stockholders gathered in 1989 for the original groundbreaking at Willamette Valley Vineyards. Many brought shovels to symbolize the unique strength derived from owner involvement and support.